                                                 File pursuant to Rule 424(b)(2)
                                                       Registration No. 33-65067
PROSPECTUS SUPPLEMENT

(To Prospectus dated January 22, 1996)

                                4,000,000 Shares

                  (MERRY LAND & INVESTMENT COMPANY, INC. LOGO)

             7.625% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK
                   (Liquidation Preference $25.00 Per Share)
                            ------------------------

  DIVIDENDS ON THE 7.625% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK, (THE "SERIES E PREFERRED STOCK") OF MERRY LAND & INVESTMENT COMPANY, INC. ("MERRY
 LAND" OR THE "COMPANY") WILL BE CUMULATIVE FROM THE DATE OF ORIGINAL ISSUE AND WILL BE PAYABLE QUARTERLY ON THE LAST DAY OF MARCH, JUNE, SEPTEMBER AND DECEMBER
     OF EACH YEAR, COMMENCING MARCH 31, 1998, AT THE RATE OF 7.625% OF THE LIQUIDATION PREFERENCE PER ANNUM (EQUIVALENT TO $1.906 PER ANNUM PER SHARE).

THE SERIES E PREFERRED STOCK IS NOT REDEEMABLE PRIOR TO FEBRUARY 13, 2003. ON OR
 AFTER FEBRUARY 13, 2003, THE SERIES E PREFERRED STOCK MAY BE REDEEMED FOR CASH
   AT THE OPTION OF THE COMPANY IN WHOLE OR IN PART, AT A REDEMPTION PRICE OF $25.00 PER SHARE, PLUS ACCRUED AND UNPAID DIVIDENDS, IF ANY, THEREON. THE REDEMPTION PRICE (OTHER THAN THE PORTION THEREOF CONSISTING OF ACCRUED AND
 UNPAID DIVIDENDS) IS PAYABLE SOLELY OUT OF THE SALE PROCEEDS OF OTHER CAPITAL STOCK OF THE COMPANY, WHICH MAY INCLUDE OTHER SERIES OF PREFERRED SHARES. THE SERIES E PREFERRED STOCK HAS NO STATED MATURITY AND WILL NOT BE SUBJECT TO ANY
SINKING FUND OR MANDATORY REDEMPTION AND WILL NOT BE CONVERTIBLE INTO ANY OTHER
       SECURITIES OF THE COMPANY. SEE "DESCRIPTION OF SERIES E PREFERRED
                             STOCK -- REDEMPTION."
                            ------------------------

 APPLICATION WILL BE MADE TO LIST THE SERIES E PREFERRED STOCK ON THE NEW YORK
   STOCK EXCHANGE. TRADING OF SERIES E PREFERRED STOCK ON THE NEW YORK STOCK EXCHANGE IS EXPECTED TO COMMENCE WITHIN THE 30-DAY PERIOD AFTER INITIAL DELIVERY
              OF THE SERIES E PREFERRED STOCK. SEE "UNDERWRITING."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            -----------------------
                               PRICE $25 A SHARE
                            -----------------------

                                                              UNDERWRITING
                                               PRICE TO      DISCOUNTS AND   PROCEEDS TO THE
                                               PUBLIC(1)     COMMISSIONS(2)    COMPANY(3)
                                               ---------     --------------    ----------
Per Share.................................      $25.00          $0.7875         $24.2125
Total.....................................   $100,000,000      $3,150,000      $96,850,000

------------

(1) Plus accrued dividends, if any, from the date of original issue.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the offering estimated at $200,000.
                            ------------------------

     The shares of Series E Preferred Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Piper & Marbury L.L.P., counsel to the Underwriters. It is expected that delivery of the shares of Series E Preferred Stock will be made on or about February 13, 1998 through the facilities of DTC, against payment therefor in immediately available funds.
                            ------------------------

                           MORGAN STANLEY DEAN WITTER
February 4, 1998

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement nor the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

     This Prospectus Supplement and the Prospectus to which it relates, including documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" incorporated by reference herein.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
The Offering................................................   S-3
The Company.................................................   S-4
Recent Developments.........................................   S-4
Incorporation of Certain Documents by Reference.............   S-4
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-6
Description of Series E Preferred Stock.....................   S-7
Taxation....................................................  S-10
Underwriting................................................  S-15
Experts.....................................................  S-16
Legal Opinions..............................................  S-16

                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     4
Use of Proceeds.............................................     4
Certain Ratios..............................................     4
Description of Debt Securities..............................     5
Description of Common Stock.................................    16
Description of Preferred Stock..............................    17
Description of Common Stock Warrants........................    21
Description of Depositary Shares............................    21
Plan of Distribution........................................    23
Experts.....................................................    24
Legal Opinions..............................................    24

                                  THE OFFERING

SECURITIES OFFERED.........
                         4,000,000 shares of 7.625% Series E Cumulative Redeemable Preferred Stock.

DIVIDENDS..................
                         Cumulative commencing February 13, 1998 at the rate of 7.625% of the liquidation preference per annum (equivalent to $1.906 per annum per share) payable quarterly in arrears on the last day of March, June, September and December of each year, commencing March 31, 1998.

LIQUIDATION PREFERENCE.....
                         $25.00 per share, plus an amount equal to accrued and unpaid dividends.

REDEMPTION AT OPTION OF THE
  COMPANY..................
                         The Series E Preferred Stock is not redeemable prior to February 13, 2003. On or after February 13, 2003, the Series E Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company, for cash in an amount equal to the liquidation preference. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely from proceeds from the sale of other capital stock of the Company, including but not limited to common stock, preferred stock, depositary shares, interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing.

VOTING RIGHTS..............
                         If dividends on the Series E Preferred Stock or any Parity Stock (as defined below) are in arrears for six or more quarterly dividend periods, holders of the Series E Preferred Stock (voting as a single class with holders of shares of any series of Preferred Stock ranking on a parity with the Series E Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up ("Parity Stock")) will have the right to elect two additional directors to serve on the Company's Board of Directors until such dividend arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series E Preferred Stock or Parity Stock cannot be made without the affirmative vote of two-thirds of the shares of Series E Preferred Stock and the shares of any Parity Stock similarly affected, voting as a single class, entitled to be cast thereon.

RANKING....................
                         The Series E Preferred Stock will rank pari passu with the Company's Series A, Series B, Series C and Series D Preferred Stock and senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.

CONVERSION RIGHTS..........
                         The Series E Preferred Stock is not convertible into any other securities of the Company.

TRADING....................
                         Application will be made to list the Series E Preferred Stock on the New York Stock Exchange. Trading of the Series E Preferred Stock on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Series E Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series E Preferred Stock prior to the commencement of trading on the New York Stock Exchange. The Underwriters will have no obligation to make a market in the Series E Preferred Shares, however, and may cease market making activities, if commenced, at any time.

USE OF PROCEEDS............
                         The net proceeds from the Offering will be used to repay outstanding Company debt and to acquire and develop additional apartment properties.

                                  THE COMPANY

     Merry Land is one of the largest publicly owned real estate investment trusts ("REITs") in the United States and, among REITs, is one of the largest owners and operators of upscale, garden apartments in the United States based on recent data compiled by the National Association of Real Estate Investment Trusts. The Company had a total equity market capitalization of $1.2 billion at January 31, 1998. At that date, the Company owned a high quality portfolio of 105 apartment communities located primarily in the Southern United States, containing 29,546 units and having an aggregate cost of $1.5 billion, an average occupancy rate of 93% and an average monthly rental rate of $709 per unit. The Company is a self-administered and self-managed REIT headquartered in Augusta, Georgia.

     Merry Land's objective is to increase funds from operations and to produce long term profitability for its stockholders while providing high quality apartment communities for its residents. The Company expects to achieve its financial objectives by producing greater cash flows through effective management of its existing apartment communities and by acquiring and developing additional apartment properties.

                              RECENT DEVELOPMENTS

     For the quarter ended December 31, 1997, rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share was $58.1 million, $7.6 million and $0.20, respectively, as compared to rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share of $46.6 million, $12.1 million and $0.32, respectively, for the fourth quarter of 1996. For the twelve months of 1997, rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share was $208.4 million, $42.2 million and $1.10, respectively, as compared to rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share of $176.1 million, $44.2 million and $1.23, respectively, for the comparable period in 1996.

     During the fourth quarter, Merry Land acquired two apartment communities containing 333 units for $28.0 million. In December, the Company purchased La Tour Fontaine in Houston, Texas, a 162-unit community, for $15.3 million, and Parc Royale in Houston, Texas, a 171-unit community, for $12.8 million.

     The Company routinely considers and completes acquisitions of apartment communities. From time to time, this includes the possible acquisition of significant apartment community portfolios. Any such acquisition could require the Company to assume or incur additional debt to fund such acquisitions.

     The Company has signed a non-binding letter of intent to acquire up to 13 Florida apartment communities from affiliates of Trammell Crow Residential, an apartment development and management company, for approximately $248 million. The apartment portfolio includes approximately 4,000 units located primarily in Tampa, Orlando and Jacksonville. The transaction is subject to the successful negotiation of a definitive agreement. The execution of a definitive agreement has been delayed to allow for the completion of satisfactory due diligence by the Company, the procurement of required consents from third parties and several other contingencies. There can be no assurance that the transaction will be consummated.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In addition to the documents incorporated by reference pursuant to the accompanying Prospectus dated January 22, 1996, there is incorporated by reference herein the Company's reports filed with the Securities and Exchange Commission on Form 8-K on July 29, 1997, August 6, 1997, September 15, 1997, September 22, 1997 and October 31, 1997; on Form 10-Q for the quarters ended March 31, 1997; June 30, 1997 and September 30, 1997; and the Company's annual report on Form 10-K for the year ended December 31, 1996. For additional information with respect to documents incorporated by reference herein, see "Incorporation Of Certain Documents By Reference" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of the Series E Preferred Stock are estimated at approximately $96.7 million. The Company intends to use the net proceeds to reduce the indebtedness on its existing $200 million unsecured line of credit from $67.8 million to zero, and to acquire and develop additional apartment properties. Pending such uses, the Company intends to invest temporarily the balance in interest bearing securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company on December 31, 1997 and after giving effect to the issuance of the Series E Preferred Stock offered by this Prospectus Supplement. This table should be read in conjunction with the financial statements of the Company and related notes incorporated by reference herein.

                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Debt:
  Unsecured bank line(1)....................................  $   67,800    $       --
  Mortgage loans............................................      70,282        70,282
  6.625% Senior Notes, due 1999-2001........................     120,000       120,000
  7.25% Senior Notes, due 2002..............................      40,000        40,000
  6.875% Senior Notes, due 2003.............................      40,000        40,000
  6.875% Senior Notes, due 2004.............................      40,000        40,000
  7.25% Senior Notes, due 2005..............................     120,000       120,000
  6.69% Senior Notes, due 2006..............................      50,000        50,000
  6.90% Senior Notes, due 2007..............................      50,000        50,000
                                                              ----------    ----------
            Total debt......................................     598,082       530,282
Stockholders' Equity:
  Preferred Stock, no par value, 20,000,000 shares
     authorized;
  $1.75 Series A Cumulative Convertible, 187,666 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................       4,692         4,692
  $2.205 Series B Cumulative Convertible, 4,000,000 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................     100,000       100,000
  $2.15 Series C Cumulative Convertible, 4,599,400 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................     114,985       114,985
  8.29% Series D Cumulative Redeemable, 1,000,000 shares
     issued and outstanding, $50.00 per share liquidation
     preference.............................................      50,000        50,000
  7.625% Series E Cumulative Redeemable, 4,000,000 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................          --       100,000
  Common Stock, no par value, $1.00 stated value 100,000,000 shares authorized; 39,176,625 shares issued and
     outstanding............................................      39,177        39,177
  Capital surplus...........................................     525,745       522,395
  Cumulative undistributed net earnings.....................     (15,730)      (15,730)
  Notes receivable from stockholders and ESOP...............     (21,691)      (21,691)
  Unrealized gain on securities.............................         154           154
                                                              ----------    ----------
       Total stockholders' equity...........................     797,332       893,982
                                                              ----------    ----------
            Total capitalization............................  $1,395,414    $1,424,264
                                                              ==========    ==========

---------------

(1) $200 million line of credit bearing interest equal to LIBOR plus 0.60%, maturing September 2000.

                    DESCRIPTION OF SERIES E PREFERRED STOCK

     The summary of certain terms and provisions of the Series E Preferred Stock contained in this Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles of Incorporation, as amended (the "Articles"), Bylaws, as amended, and the amendment to the Articles setting forth the particular terms of the Series E Preferred Stock (the "Series E Amendment").

     The Articles authorize the issuance of 20,000,000 shares of preferred stock, without par value (the "Preferred Stock"), of which 187,666 shares of the Company's $1.75 Series A Cumulative Convertible Preferred Stock, liquidation preference $25.00 per share, 4,000,000 shares of the Company's $2.205 Series B Cumulative Convertible Preferred Stock, liquidation preference $25.00 per share, and 4,599,400 shares of the Company's $2.15 Series C Cumulative Convertible Preferred Stock, liquidation preference $25.00 per share, 1,000,000 shares of the Company's 8.29% Series D Cumulative Redeemable Preferred Stock, liquidation preference $50.00 per share were outstanding on December 31, 1997. The Preferred Stock may be issued from time to time in one or more series, without shareholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof as shall be established by the Board of Directors. Thus, without shareholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Series E Preferred Stock.

GENERAL

     On February 4, 1998, the Board of Directors authorized the Company to classify and issue the Series E Preferred Stock as part of the 20,000,000 shares of the Company's authorized Preferred Stock and approved the form of the Series E Amendment.

     When issued, the Series E Preferred Stock will be validly issued, fully paid and nonassessable. The holders of the Series E Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series E Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series E Preferred Stock. Unless redeemed by the Company on or after February 13, 2003, the Series E Preferred Stock will have a perpetual term, with no maturity. Application will be made to list the Series E Preferred Stock on the New York Stock Exchange. Trading of Series E Preferred Stock on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Series E Preferred Stock. See "Underwriting."

RANKING

     The Series E Preferred Stock will rank senior to the Common Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. The Series E Preferred Stock will rank on a parity with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock with respect to payment of dividends and amounts upon liquidation, dissolution and winding up.

     While any shares of Series E Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series E Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series E Preferred Stock and all other shares of Voting Preferred Shares (defined below), voting as a single class. However, the Company may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking on a parity with the Series E Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Stock") without the consent of any holder of Series E Preferred Stock. The Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock are each Parity Stock. See "Voting Rights" below.

DIVIDENDS

     Holders of shares of Series E Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available for payment, cumulative cash dividends payable at the rate of 7.625% of the liquidation preference per annum (equivalent to $1.906 per annum per share). Dividends on the Series E Preferred Stock will be payable quarterly in arrears on the last calendar day of March, June, September and December of each year (and if such day is not a business day, then no later than the next succeeding business day), commencing March 31, 1998 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, which shall be on or about the 15th day of the calendar months in which the dividend payment dates fall or such other dates not less than 10 days nor more than 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. Dividends will accrue from the date of original issuance of the Series E Preferred Stock. Dividends will be cumulative from such date, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series E Preferred Stock will not bear interest. Dividends payable on the Series E Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series E Preferred Stock for all prior dividend periods. If accrued dividends on the Series E Preferred Stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series E Preferred Stock for any dividend period and on any Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series E Preferred Stock and such Parity Stock.

     The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of shares of Common Stock made for purposes of an employee incentive or benefit plan of the Company or any subsidiary), unless (A) all cumulative dividends with respect to the Series E Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series E Preferred Stock and any Parity Stock. The foregoing limitations do not restrict the Company's ability to take the foregoing actions with respect to any Parity Stock.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means the Common Stock, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts upon liquidation, dissolution and winding up to the Series E Preferred Stock.

REDEMPTION

     Shares of Series E Preferred Stock will not be redeemable by the Company prior to February 13, 2003. On or after February 13, 2003, the shares of Series E Preferred Stock will be redeemable at the option of the Company, in whole or in part, for cash equal to the liquidation preference of the Series E Preferred Stock to be redeemed including accrued and unpaid dividends. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely from proceeds from the sale of other capital stock of the Company, including but not limited to common stock, preferred stock, depositary shares, interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. In order to exercise its redemption option, the Company must issue a press release announcing the redemption.

     Notice of redemption will be given by mail or by publication in a newspaper of general circulation in the City of New York once per week for at least two successive weeks to the holders of the Series E Preferred Stock not more than four business days after the Company issues the press release. A similar notice furnished by the Company will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series E Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the registrar. The redemption date will be a date selected by the Company not less than 30 nor more than 60 days after the date on which the Company issues the press release announcing its intention to redeem the Series E Preferred Stock. If fewer than all of the shares of Series E Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company.

     On the redemption date, the Company must pay on each share of Series E Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears up to the redemption date, except that in the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series E Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend payment record date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series E Preferred Stock called for redemption after the redemption date.

     In the event that full cumulative dividends on the Series E Preferred Stock and any Parity Stock have not been paid or declared and set apart for payment, the Series E Preferred Stock may not be redeemed in part and the Company may not purchase or acquire shares of Series E Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series E Preferred Stock.

     On and after the date fixed for redemption, provided that the Company has made available at the office of the Registrar and Transfer Agent a sufficient amount of cash to effect the redemption, dividends will cease to accrue on the Series E Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series E Preferred Stock at the close of business on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares of Series E Preferred Stock shall cease except the right to receive the cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series E Preferred Stock (unless the Company defaults in the delivery of the cash) will without any further action, no longer be deemed a holder of the number of shares of Series E Preferred Stock to be redeemed.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series E Preferred Stock will be entitled to receive $25.00 per share of Series E Preferred Stock plus an amount per share of Series E Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more.

     Until the holders of the Series E Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series E Preferred Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series E Preferred Stock and any such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series E Preferred Stock and any such Parity Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

VOTING RIGHTS

     Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Series E Preferred Stock will have no voting rights.

     If six or more quarterly dividends payable on the Series E Preferred Stock or any other Parity Stock are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two and the holders of shares of Series E Preferred Stock, voting together as a class with the holders of any other series of Parity Stock (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Company's Board of Directors at an annual meeting of shareholders or a properly called special meeting of the holders of the Series E Preferred Stock and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such dividends and dividends for the current quarterly period on the Series E Preferred Stock and such other Voting Preferred Shares have been paid or declared and set aside for payment.

     The approval of two-thirds of the outstanding shares of Series E Preferred Stock and all other series of Voting Preferred Shares similarly affected, voting as a single class, will be required in order to amend the Articles or the Series E Amendment to affect materially and adversely the rights, preferences or voting power of the holders of the Series E Preferred Stock or the Voting Preferred Shares or to authorize, create, or increase the authorized amount of, any class of stock having rights senior to the Series E Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity and Junior Stock, increase the authorized number of shares of Parity and Junior Stock and issue additional series of Parity and Junior Stock without the consent of any holder of Series E Preferred Stock.

     When exercising the voting rights described above, each share of Series E Preferred Stock shall have one vote per share, except that when voting as a single class with the Voting Preferred Shares, then each share of Series E Preferred Stock and Voting Preferred Shares shall have one vote per $25.00 of stated liquidation preference.

     Except as required by law, the holders of Series E Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

CONVERSION RIGHTS

     Shares of Series E Preferred Stock will not be convertible into any other securities of the Company.

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND REDEMPTION AGENT

     The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series E Preferred Stock will be First Union National Bank, Charlotte, North Carolina.

                                    TAXATION

     This section is a general summary of the material federal income tax considerations that may be relevant to prospective purchasers of shares of Series E Preferred Stock under the Internal Revenue Code of 1986, as amended (the "Code") and is based upon applicable Code provisions, rules and regulations promulgated thereunder, and reported judicial and administrative interpretations thereof, all of which are subject to change (possibly on a retroactive basis).

     The following discussion does not include all matters that may be relevant to any particular holder of shares of Series E Preferred Stock in light of such holder's particular facts and circumstances. Certain holders, such as foreign persons, tax-exempt entities, insurance companies and financial institutions, may be subject to special rules not discussed below. In particular, the following discussion does not discuss issues under the Employee Retirement Income Security Act of 1974, as amended, the Foreign Investment in Real Property Tax Act of 1980, and foreign, state and local tax laws.

     Each prospective purchaser should consult, and must depend on, his own tax advisor regarding the specific tax consequences to him of the purchase, ownership, and sale of the shares of Series E Preferred Stock and of the Company's election to be taxed as a REIT, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

TAXATION OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 (the "Code"). The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

     If the Company qualifies for tax treatment as a REIT, it will generally not be subject to federal corporate taxation on its net income to the extent currently distributed to its stockholders. This substantially eliminates the "double taxation" (at both the corporate and stockholder levels) that typically results from the use of corporate investment vehicles.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be an investor in real estate and to avoid excessive concentration of ownership of its capital stock. Among other requirements, the principal activities of a REIT must be real estate related. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or certain U.S. government securities. The Company may not own more than 10% of the outstanding voting securities of any corporation and no more than 5% of the value of the Company's assets may be invested in a single corporation; shares of qualified REITs and of certain wholly-owned subsidiaries are exempt from this prohibition. Additionally, for taxable years beginning before August 6, 1997, gross income from the sale or other disposition of stock and securities held for less than one year, and of real property held for less than four years, must constitute less than 30% of the gross income for each taxable year of a REIT; the foregoing 30% restriction has been repealed for taxable years beginning after August 5, 1997. For each taxable year, at least 75% of the REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and the REIT may not furnish services to residents, unless the services performed are of a type customarily rendered in connection with the rental of space for occupancy only or, for taxable years beginning after August 5, 1997, the amounts received by the REIT for non-customary tenant services do not exceed 1% of all amounts received by the REIT with respect to the property. In this regard, it should be noted that the Company manages its real properties directly, but the Company believes that it provides only customary services. Moreover, rents do not qualify if the Company holds, directly or indirectly, more than a certain prescribed percentage interest in a tenant.

     The Company must satisfy certain ownership restrictions that limit concentration of ownership of capital stock directly or indirectly in the hands of a few individuals. The outstanding capital of the Company must be held by at least 100 stockholders. No more than 50% in value of the outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Company's taxable year. There are no restrictions in the Company's Articles that would limit the ability of a holder of common stock or preferred stock to transfer shares if such transfer would cause or contribute to a violation of the stock ownership requirements. Thus, while the Company intends to monitor carefully its stock ownership and expects to be able to meet the ownership requirements in the future, there can be no assurance that transfers of shares of capital stock beyond the control of the Company, or changes in the relative values of the preferred stock and the common stock, could not result in the Company's failure to satisfy the stock ownership requirements. For taxable years beginning after August 5, 1997, a REIT that satisfies certain shareholder recordkeeping requirements prescribed in Treasury Department Regulations will be treated as having satisfied the foregoing 50% requirement unless the REIT knows, or exercising reasonable diligence would have known, that the 50% requirement was not satisfied. The Company intends to comply with the recordkeeping requirements.

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its real estate investment trust taxable income (computed without regard to net capital gains or the dividends-paid deduction) for its taxable year to its stockholders annually, the Company itself will not be subject to federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of its taxable income. REITs may also incur taxes on certain categories of income (such as undistributed capital gain income and certain income from foreclosure property) for the alternative minimum tax, and for certain other activities. They may also be subject to federal excise tax to the extent distributions do not satisfy certain requirements, as well as to certain state, local and other taxes. For taxable years beginning after August 5, 1997, a REIT may designate undistributed net capital gain (upon which a corporate income tax has been incurred) as constructively distributed to its shareholders. If such designation is made, each shareholder is required to report on its individual return its share of the designated undistributed net capital gain and is entitled to a credit for its share of the corporate tax on such gain.

     Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon holders of the Company's securities. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause and not willful neglect. In order to elect again to be taxed as a REIT, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year. Further, the Company might be subject to taxation on any unrealized gain inherent in its assets at the time of such election. If disqualified, the Company would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends paid. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, substantial federal income tax liability on the Company attributable to such nonqualifying tax years could be imposed. In the event that the Company fails to meet certain income tests of the tax law, it may nonetheless retain its qualification as a REIT if it pays a 100% tax based upon the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such liabilities could result in the Company being unable to pay dividends on the Series E Preferred Stock and could result in the Company being unable to pay dividends sufficient to maintain its REIT status.

TAXATION OF THE SHAREHOLDERS OF THE COMPANY

     Distributions to Holders. Distributions with respect to the Series E Preferred Stock will be taxable as dividends to the extent of the Company's current or accumulated earnings and profits as determined for federal income tax purposes. Distributions with respect to the Series E Preferred Stock in excess of earnings and profits will be treated first as a tax-free return of capital to the holder, to the extent of the holder's basis in such stock (and will correspondingly reduce such basis) and then as a capital gain, to the extent of any excess over such basis (assuming the holder holds the Series E Preferred Stock as a capital asset). If distributions to holders of Preferred Stock exceed the Company's current and accumulated earnings and profits, the Company will allocate such earnings and profits among distributions to the holders of all classes of the Preferred Stock in proportion to the total distributions for such year with respect to such shares.

     Dividends will be taxed as ordinary income to the holder except to the extent that the dividend is a distribution of the Company's net capital gain and is properly designated by the Company as a capital gain dividend. The Company presently intends to designate the respective dividends paid by the Company to the holders of all classes of the Preferred Stock and Common Stock in such a manner that the aggregate dividends paid to the holders of each such class of stock annually will have the same relative proportions of capital gain dividends (if any are so designated) and ordinary income dividends. The Company will notify each holder of the Series E Preferred Stock as to the portions of each distribution which, in its judgment and consistent with the intention stated in the preceding sentence, constitute ordinary income and capital gain.

     Capital gain distributions to corporate holders are generally taxed in the same manner as ordinary income, except that capital losses of such holders are deductible only to the extent of capital gains. Under Section 291 of the Code, however, corporate holders may be required to treat up to 20% of any such capital gain as ordinary income. For noncorporate shareholders, net capital gains are taxed at a maximum rate of 28%, while short-term capital gains and ordinary income are taxed at a maximum rate of 39.6%. However, because of certain limitations on itemized deductions and personal exemptions, the effective rate may be higher in certain circumstances. Except to a very limited extent, capital losses of noncorporate shareholders are deductible only to the extent of capital gains.

     Ordinary and capital gain dividends are not eligible for the dividends-received deduction that is generally allowed to corporate shareholders.

     Sale or Exchange of Series E Preferred Stock. Upon the sale or exchange of Series E Preferred Stock, the holder will recognize gain or loss equal to the difference between the amount realized on such sale and the tax basis of such Series E Preferred Stock. Assuming such stock is held as a capital asset, such gain or loss will be a long-term capital gain or loss if the Series E Preferred Stock has been held for more than one year. However, any loss recognized by a holder on the sale of a share of Series E Preferred Stock held for not more than six months and with respect to which a capital gain dividend was received will be treated as a long-term capital loss to the extent of the amount of distributions from the Company with respect to such share that was required to be treated by such holder as long-term capital gain.

     Redemption of Series E Preferred Stock. The treatment to be accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Series E Preferred Stock can only be determined on the basis of particular facts as to each holder of Series E Preferred Stock at the time of redemption. In general a holder of Series E Preferred Stock will recognize capital gain or loss measured by the difference between the amount realized by the holder upon the redemption and such holder's adjusted tax basis in the Series E Preferred Stock redeemed (provided the Series E Preferred Stock is held as a capital asset) if such redemption (i) results in a "complete termination" of the holder's share interest in all classes of shares of the Company under
Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder's interest in the Company under Section 302(b)(2) of the Code (which generally will not be the case if only Series E Preferred Stock is redeemed, since such shares generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the holder of Series E Preferred Stock under Section 302(b)(1) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series E Preferred Stock depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     A "substantially disproportionate" reduction in the interest of a holder of Series E Preferred Stock will have occurred if, as a result of the redemption,
(1) such holder's ownership of all of the outstanding voting stock of the Company is reduced immediately after the redemption to less than 80 percent of the holder's percentage interest in such stock immediately before the redemption; (2) the holder's percentage ownership of the Common Stock after and before the redemption meets the same 80 percent requirement, and (3) the holder owns, immediately after the redemption, less than 50 percent of the total combined voting power of all classes of stock entitled to vote. Based upon current law, it is possible that a redemption of Series E Preferred Stock from a holder of Series E Preferred Stock would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances. The application of these tests to a redemption of Series E Preferred Stock is unclear, and a holder of Series E Preferred Stock intending to rely on any of these tests at the time of redemption should consult its own tax adviser to determine their application to its particular situation.

     If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series E Preferred Stock will be treated as a distribution on the Series E Preferred Stock as described above (see Distributions to Holders). If the redemption is taxed as a dividend, the holder's adjusted tax basis in the Series E Preferred Stock will be transferred to any other shares of the Company held by such holder. If, however, the holder of the Series E Preferred Stock holds no other shares of the Company, such basis could be transferred to a related person or it may be lost.

     Unrelated Business Income Tax of Pension Trusts. If any exempt pension trust described in Section 401(a) becomes the owner of more than 10% (by value) of the outstanding stock of the Company and certain other conditions (generally related to the existence of a high concentration of ownership of Company stock in the hands of such pension trusts) are satisfied, a portion of the dividends received by the pension trust with respect to its Company stock may be subject to the unrelated business income tax. Exempt pension trusts should consult their tax advisors regarding the advisability of acquiring more than 10% (by value) of the outstanding stock of the Company.

     Backup Withholding. Under the backup withholding provisions of the Code and applicable Treasury regulations thereunder a holder of Series E Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale or redemption of, such stock unless
(i) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     Other Tax Matters. Holders of Series E Preferred Stock will not be permitted to deduct any losses of the Company (whether ordinary or capital) on their own income tax returns. In addition, under regulations to be promulgated by the Treasury Department, holders of Series E Preferred Stock may be required to report as tax preference items or adjustments certain items and adjustments of the Company for purposes of determining the holders' alternative minimum tax liability, if any.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement dated the date hereof (the "Underwriting Agreement") the Company has agreed to sell to Morgan Stanley & Co. Incorporated, (the "Representative") as representative of the several underwriters (the "Underwriters") and the Underwriters have severally agreed to purchase the following respective number of the shares of Series E Preferred Stock offered hereby if any shares are purchased:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Morgan Stanley & Co. Incorporated...........................  2,400,000
BT Alex Brown Incorporated..................................     75,000
A.G. Edwards & Sons, Inc. ..................................     75,000
EVEREN Securities, Inc. ....................................     75,000
Interstate/Johnson Lane Corporation.........................     75,000
Legg Mason Wood Walker, Incorporated........................     75,000
Morgan Keegan & Company, Inc. ..............................     75,000
CIBC Oppenheimer Corp. .....................................     75,000
The Robinson-Humphrey Company, LLC..........................     75,000
Tucker Anthony Incorporated.................................     75,000
Wheat First Securities, Inc. ...............................     75,000
Cowen & Company.............................................     50,000
Crowell, Weeden & Co. ......................................     50,000
Dain Bosworth Incorporated..................................     50,000
Fahnestock & Co. Inc. ......................................     50,000
First Albany Corporation....................................     50,000
H.J. Meyers & Co., Inc. ....................................     50,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................     50,000
Janney Montgomery Scott Inc. ...............................     50,000
Josepthal, Lyon & Ross, Incorporated........................     50,000
McGinn, Smith & Co., Inc. ..................................     50,000
Pershing Division of Donaldson, Lufkin & Jenrette Securities
  Corporation...............................................     50,000
Piper Jaffray Inc...........................................     50,000
Raymond James & Associates, Inc.............................     50,000
Roney & Co., L.L.C..........................................     50,000
Scott & Stringfellow, Inc. .................................     50,000
Sutro & Co. Incorporated....................................     50,000
US Clearing Corp............................................     50,000
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The Representative has advised the Company that the Underwriters proposed initially to offer the Series E Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $0.50 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.40 per share to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     Application will be made to list the Series E Preferred Stock on the New York Stock Exchange. Trading of the Series E Preferred Stock on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Series E Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series E Preferred Stock prior to the commencement of trading on the New York Stock Exchange. The Underwriters will have no obligation to make a market in the Series E Preferred Shares, however, and may cease market making activities, if commenced, at any time.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Series E Preferred Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series E Preferred Stock. If the Underwriters create a short position in the Series E Preferred Stock in connection with the Offering (i.e., if they sell more Series E Preferred Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Series E Preferred Stock in the open market. The Underwriters also may impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Series E Preferred Stock in the open market to reduce their short position or to stabilize the price of the Series E Preferred Stock, they may reclaim the amount of the selling concession from the selling group members who sold those Series E Preferred Stock as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it discourages resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series E Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of its businesses, the Representative and its affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with the Company.

     The Company has agreed that for a period of 30 days from February 13, 1998, the Company will not, without the prior consent of the Representative, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of Series E Preferred Stock or any other preferred stock ranking on a parity with the Series E Preferred Stock.

                                    EXPERTS

     The audited financial statements of the Company incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement of which this Prospectus Supplement is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL OPINIONS

     Certain legal opinions relating to tax matters and the shares of the Series D Preferred Stock offered hereby will be passed upon for the Company by Hull, Towill, Norman & Barrett, P.C., Augusta, Georgia. Certain legal matters relating to the validity of the Series D Preferred Stock offered hereby will be passed upon for the Underwriter by Piper & Marbury L.L.P., Baltimore, Maryland. W. Hale Barrett, a member of the firm of Hull, Towill, Norman & Barrett, P.C., is a director and secretary of the Company. He and members of his firm own 47,119 shares of Common Stock and 200 shares of Series C Cumulative Convertible Preferred Stock.

PROSPECTUS
                                  $500,000,000
                                   MERRY LAND
                                   ----------
                           & INVESTMENT COMPANY, INC.
                                      [LOGO]
              DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES,
                     COMMON STOCK AND COMMON STOCK WARRANTS
                               ------------------
     Merry Land & Investment Company, Inc. ("Merry Land" or the "Company") may from time to time offer in one or more series (i) its unsecured senior or subordinated debt securities (the "Debt Securities"), (ii) shares or fractional shares of its preferred stock, without par value (the "Preferred Stock"), (iii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (iv) shares of its common stock, without par value (the "Common Stock"), or (v) warrants to purchase Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (each, a "Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Stock, Common Stock or other Company securities, additional covenants, and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iv) in the case of Common Stock, any initial public offering price; and (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the Offered Securities and the method and terms of the offering.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

                The date of this Prospectus is January 22, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its Regional Offices located at: 75 Park Place, New York, New York 10017; and 500 West Madison Street, Chicago, Illinois 60661; and can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company has filed a registration statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information, reference is made to such Registration Statement and to the exhibits, which may be inspected and copied at or obtained from the Commission's public reference facilities, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. Each statement made in this Prospectus with respect to a document that is filed as an exhibit to the Registration Statement is qualified by reference to such exhibit for a complete statement of the terms and conditions thereof.

     There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:

          i. the Company's annual report on Form 10-K for the year ended December 31, 1994;

          ii. the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

          iii. the Company's current reports on Form 8-K filed on, February 14, 1995, March 13, 1995, June 8, 1995, June 19, 1995, June 23, 1995, July 14,
     1995, September 1, 1995, September 14, 1995, and November 8, 1995;

          iv. the Company's current reports on Form 8-K/A filed on January 24, 1995 amending the Company's report on Form 8-K filed on November 3, 1994, February 7, 1995 amending the Company's report on Form 8-K filed on August 15, 1994, June 21, 1995 amending the Company's report on Form 8-K filed on June 19, 1995, September 18, 1995 amending the Company's report on Form 8-K filed on June 8, 1995, and December 1, 1995 amending the Company's report on Form 8-K filed on September 14, 1995;

          v. the description of the Company's Common Stock, $1.75 Series A Cumulative Convertible Preferred Stock and $2.15 Series C Cumulative Convertible Preferred Stock contained in the Company's registration statements on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions; and

          vi. the Company's definitive proxy statement dated March 27, 1995 relating to the annual meeting of shareholders held on April 17, 1995.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated herein by reference or deemed to be incorporated herein by reference shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other amendment or supplement hereto or document subsequently incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates), will be provided without charge to each person who receives a copy of this Prospectus on the written or oral request of such person directed to W. Hale Barrett, the Company's Secretary, 624 Ellis Street, Augusta, Georgia 30901, telephone number
(706) 722-6756.

                                  THE COMPANY

     Merry Land is one of the largest owners and operators of upscale garden apartments in the Southern region of the United States. Merry Land became an independent publicly owned company in 1981 and has been managing apartment communities since 1982. The Company is a self-administered and self-managed real estate investment trust ("REIT") headquartered in Augusta, Georgia. At December 15, 1995, the Company owned 78 apartment communities containing 21,705 units and having an aggregate cost of $969.8 million. At September 30, 1995, the communities had an average occupancy of 95.2% and an average monthly rental rate of $624. The Company's apartment communities are located in Florida, Georgia, Maryland, North Carolina, Ohio, South Carolina, Tennessee, Texas and Virginia.

     Merry Land is a Georgia corporation. The Company's principal office is located at 624 Ellis Street, Augusta, Georgia 30901 and its telephone number is
(706) 722-6756.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, making improvements to apartment properties, the acquisition of additional apartment properties and the development and construction of new apartment properties.

                                 CERTAIN RATIOS

     The following table sets forth the Company's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and Preferred Stock dividends for the periods shown.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1990   1991   1992   1993   1994
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................  1.26x  1.69x  2.98x  5.58x  4.44x
Ratio of earnings to combined fixed charges and
  Preferred Stock dividends.................................  1.26x  1.69x  2.98x  3.29x  2.56x

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and Preferred Stock dividends was computed by dividing earnings by fixed charges and Preferred Stock dividends. For the purpose of computing these ratios, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on borrowed funds and amortization of debt discount and expense. Preferred Stock dividends consist of those dividends paid on the Company's $1.75 Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and $2.205 Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") during the respective periods set forth in the preceding table.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Debt Securities are to be issued under an indenture dated as of February 1, 1995, as supplemented by a supplemental indenture dated as of June 1, 1995 and as may be further supplemented from time to time (the "Senior Indenture"), between the Company and First Union National Bank of Georgia (the "Senior Indenture Trustee"), and the Subordinated Debt Securities are to be issued under an indenture dated as of February 1, 1995, as supplemented from time to time (the "Subordinated Indenture"), between the Company and First Union National Bank of Georgia (the "Subordinated Indenture Trustee"). The term "Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The Senior Indenture and the form of the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement and are available for inspection at the corporate trust office of the Senior Indenture Trustee in Atlanta, Georgia and the corporate trust office of the Subordinated Indenture Trustee in Atlanta, Georgia or as described under "Available Information." The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made herein relating to the Indentures and the Debt Securities are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and the Debt Securities. All section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the respective meanings set forth in the Indentures and the Debt Securities.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination".

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more supplemental indentures to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          1. the title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

          2. the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          3. the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock (as defined in the Indentures), or the method by which any such portion will be determined;

          4. if convertible, any applicable limitations on the ownership or transferability of the Capital Stock into which such Debt Securities are convertible;

          5. the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          6. the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates, if any, for such Interest payable on any Registered Security on any Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          7. the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer, conversion or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          8. the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          9. the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          10. whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $5,000, the denomination or denominations in which any bearer Debt Securities will be issuable;

          11. if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          12. whether the amount of payment of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          13. whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          14. provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          15. any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          16. whether such Debt Securities will be issued in certificated or book-entry form and terms and conditions related thereto;

          17. the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

          18. whether and under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture on such Debt Securities to any Holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option);

          19. the obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into shares of Capital Stock of the Company and the terms and conditions upon which such conversion shall be effected; and

          20. any other terms of such Debt Securities, which terms shall not be inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Any special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Senior Debt Securities will be payable at the corporate trust office of the Senior Indenture Trustee located at Corporate Trust Administration, 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309, and the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Subordinated Debt Securities will be payable at the corporate trust office of the Subordinated Indenture Trustee located at Corporate Trust Administration, 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309; provided that at the option of the Company payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, registration or transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration or transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including all Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     Existence. Except as described above under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities of any series (Section 1005 of each Indenture).

     Maintenance of Properties. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value their properties in the ordinary course of business (Section 1006 of each Indenture).

     Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007 of each Indenture).

     Payment of Taxes and other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

     Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Debt Securities of any series specified in Section 301 of the Indentures (except any such term, provision or condition which could not be amended without the consent of all Holders of Debt Securities of such series), if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect (Section 1012 of each Indenture).

     Additional Covenants. The Prospectus Supplement for a particular series of Debt Securities may contain additional covenants of the Company with respect to such series of Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series: (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice to the Company as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary; and (h) any other Event of Default provided with respect to such series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulations S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders). However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and additional Amounts payable with respect to, such Debt Securities at the respective due dates or redemption dates thereof (Section 508 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modifications and amendment of either Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amount payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series, the consent of whose Holders is necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of each such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

     Modifications and amendments of either Indenture may be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes:

          i. to evidence the succession of another Person to the Company as obligor under such Indenture;

          ii. to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture;

          iii. to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

          iv. to add or change any provisions of either Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

          v. to add, change or eliminate any provisions of either Indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;

          vi. to secure the Debt Securities;

          vii. to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee;

          viii. to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee;

          ix. to cure any ambiguity, defect or inconsistency in either Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture;

          x. to close either Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, either Indenture under the Trust Indenture Act; or

          xi. to supplement any of the provisions of either Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on the Subordinated Debt Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Debt Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). The Company may resume payments on the Subordinated Debt Securities when the default is cured or waived, or 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if the subordination provisions of the Subordinated Indenture otherwise permit payment at that time (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Debt Securities are paid in full, Holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Debt Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the

Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Debt Securities or ranks pari passu with the Subordinated Debt Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Debt Securities are subordinated, and (3) the Subordinated Debt Securities (Section 101 of the Subordinated Indenture). At December 15, 1995, Senior Debt aggregated approximately $360.0 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary, mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under provisions of each Indenture described under "Certain Covenants," or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any failure to comply with such obligations shall not constitute a default or an Event or Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or currency units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect to such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture).

     "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States (other than the ECU or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency, currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (h) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

TRUSTEES

     First Union National Bank of Georgia, the Senior Indenture Trustee and the Subordinate Indenture Trustee, also provides the Company's revolving line of credit facility and from time to time directly or through affiliates performs other services for the Company in the normal course of business.

GOVERNING LAW

     The Indentures are governed by and shall be construed in accordance with the laws of the State of Georgia.

                          DESCRIPTION OF COMMON STOCK

     This summary of certain terms and provisions of the Company's Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles"), and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company has 100,000,000 shares of Common Stock authorized and 33,827,757 shares were outstanding at November 30, 1995. All outstanding shares of Common Stock are fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "MRY".

     The holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors, after payment of, or provision for, full cumulative dividends for outstanding Preferred Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Cumulative voting for directors is not permitted, which means that holders of more than 50% of all of the shares of Common Stock voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. Holders of Common Stock and Preferred Stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that relate only to the rights, terms or conditions of the Preferred Stock, that affect only the holders of the Preferred Stock, or that relate to the rights of the holders of the Preferred Stock if the Company fails to fulfill any of its obligations regarding the Preferred Stock. Upon any dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata all of the Company's assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of Preferred Stock. Holders of Common Stock have no preemptive right to purchase or subscribe for any shares of capital stock of the Company.

                         DESCRIPTION OF PREFERRED STOCK

     This summary of certain terms and provisions of the Company's Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Articles authorize the issuance of 20,000,000 shares of Preferred Stock, without par value, of which 677,470 shares of Series A Preferred Stock, 4,000,000 shares of Series B Preferred Stock and 4,599,800 shares of Series C Preferred Stock were issued and outstanding at November 30, 1995. All outstanding shares of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are fully paid and nonassessable.

     The transfer agent and registrar for the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

GENERAL

     Under the Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 20,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve. At November 30, 1995 the Company had 9,277,270 shares of Preferred Stock issued and outstanding of its 20,000,000 authorized shares of Preferred Stock.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series of Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series of Preferred Stock; (v) any conversion provisions of such series of Preferred Stock; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series of Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding-up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding-up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding-up of the Company will be described in the Prospectus Supplement relating to such series.

REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

SINKING FUND

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

CONVERSION RIGHTS

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

VOTING RIGHTS

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Georgia law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

OUTSTANDING PREFERRED STOCK

     Series A Preferred Stock. The Series A Preferred Stock ranks senior to the Common Stock, and pari passu with the Series B Preferred Stock and Series C Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $1.75 per share of Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series A Preferred Stock are not redeemable by the Company prior to June 30, 1998, and at no time are the shares of Series A Preferred Stock redeemable for cash. On and after June 30, 1998, the shares of Series A Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series A Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series A Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series A Preferred Stock plus an amount per share of Series A Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Stock have no voting rights.

     Series B Preferred Stock. The Series B Preferred Stock ranks senior to the Common Stock, and pari passu with the Series A Preferred Stock and the Series C Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $2.205 per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series B Preferred Stock are not redeemable by the Company prior to October 31, 1999, and at no time are the shares of Series B Preferred Stock redeemable for cash. On and after October 31, 1999, the shares of Series B Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series B Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series B Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series B Preferred Stock plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock have no voting rights.

     Series C Preferred Stock. The Series C Preferred Stock ranks senior to the Common Stock, and pari passu with the Series A Preferred Stock and the Series B Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series C Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $2.15 per share of Series C Preferred Stock. Dividends on the Series C Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series C Preferred Stock are not redeemable by the Company prior to March 31, 2000, and at no time are the shares of Series C Preferred Stock redeemable for cash. On and after March 31, 2000, the shares of Series C Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series C Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series C Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series C Preferred Stock plus an amount per share of Series C Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series C Preferred Stock have no voting rights.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants: (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security;
(6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may, at its option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the Prospectus Supplement relating to such shares (the "Preferred Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms. Whenever particular sections of the Deposit Agreement are referred to, it is intended that such sections shall be incorporated herein by reference. The form of Deposit Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibit.

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders. (Deposit Agreement, Section 4.01)

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may sell such property and distribute the net proceeds from such sale to such holders. (Deposit Agreement, Section 4.02)

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his or her order, of the number of whole shares of the related series of Preferred Stock and any money or other property, if any, represented by such Depositary Shares.

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as may be determined by the Preferred Stock Depositary. (Deposit Agreement, Section 2.08)

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock. (Deposit Agreement, Section 4.05)

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. (Deposit Agreement, Section 6.01) The Deposit Agreement will only terminate if
(i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding-up of the Company and such distribution has been distributed to the holders of Depositary Receipts. (Deposit Agreement, Section 6.02)

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Preferred Stock Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. (Deposit Agreement, Section 5.07)

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary and its acceptance of such appointment. Such successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. (Deposit Agreement, Section 5.04)

     The Preferred Stock Depositary will forward to the holders of the Preferred Stock all reports and communications from the Company which are delivered to the Preferred Stock Depositary and which the Company is required or otherwise determines to furnish to such holders. (Deposit Agreement, Section 4.07)

     Neither the Preferred Stock Depositary nor the Company will be liable under the Deposit Agreement to holders of Depositary Receipts other than for its negligence, willful misconduct or bad faith. Neither the Company nor the Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine. (Deposit Agreement, Section 5.03)

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to or through underwriters or may sell the Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                    EXPERTS

     The audited financial statements and schedules of the Company incorporated by reference in this Prospectus and elsewhere in the registration statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL OPINIONS

     Certain legal opinions relating to tax matters and the Offered Securities will be passed upon for the Company by Hull, Towill, Norman & Barrett, P.C., Augusta, Georgia. Certain legal matters relating to the validity of the Offered Securities will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. W. Hale Barrett, a member of the firm of Hull, Towill, Norman & Barrett, P.C., is a director and secretary of the Company. He and members of his firm own 26,141 shares of the Company's Common Stock.

                  (MERRY LAND & INVESTMENT COMPANY, INC. LOGO)